PRIVATE CLIENT SERVICES, LLC
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE –
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2016

To the best knowledge and belief of Private Client Services, LLC (the Company), the Company is exempt from SEC.1934 Rule 240.15c3-3 – Customer Protection: Reserve and Custody of Securities for the year ended December 31, 2016.

The basis for this exemption is SEC.1934 Rule 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer that clears all transactions with and for customers, on a fully-disclosed basis with the Company's clearing broker, Pershing LLC. All invested customer funds and securities are promptly transmitted by the Company to Pershing LLC, which carries all of the accounts for such customers.

The Company has met the exemption provision of SEC.1934 Rule 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2016 without exception.



Ernest Sampson

President

Private Client Services, LLC